SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

___________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Magellan Petroleum Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

559091307
(CUSIP Number)

Nikolay Bogachev
Young Energy Prize S.A.
7 rue Thomas Edison
L-1445 Strassen
Grand Duchy of Luxembourg
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)
(Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 559091307	Page 2 of 5 Pages

SCHEDULE 13D

1	Names of Reporting Persons. Young Energy Prize S.A. 7 rue Thomas Edison L-1445 Strassen Grand Duchy of Luxembourg I.R.S. Identification Nos. of above persons (entities only).
2	Check the Appropriate Box if a Member of a Group	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization	Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	13,043,478
	8	Shared Voting Power	0
	9	Sole Dispositive Power	13,043,478
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,043,478
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	23.91%
14	Type of Reporting Person CO

CUSIP No. 559091307	Page 3 of 5 Pages

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Magellan Petroleum Corporation, a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 10 Columbus Boulevard, Hartford, Connecticut 06106.

Item 2.  Identity and Background

(a), (b), (c), (f)  This Schedule 13D is filed on behalf of Young Energy Prize S.A. (“YEP”).  The business address of YEP is 7 rue Thomas Edison, L-1445 Strassen, Grand Duchy Luxembourg.  The principal business of YEP is investment in oil and gas entities and projects.  YEP is a corporate entity organized in Luxembourg.

The directors (“Directors”) of YEP are Nikolay V. Bogachev (“Bogachev”), Patrick Hansen (“Hansen”), Alexander Khrenov (“Khrenov”), and Yuri Tegin (“Tegin”).  The executive officers (“Officers”) of YEP are Bogachev and J. Thomas Wilson (“Wilson”).

Bogachev is the Chief Executive Officer of YEP and the Chairman of its Board of Directors.  Bogachev’s residence address is 9-3 Sechenovsky Pereulok, RUS-119034 Moscow, Russia.  Bogachev is a citizen of Russia.

Hansen is a Director of YEP.  Hansen’s residence address is 5 rue Wangert, L-6931 Mensdorf, Grand Duchy of Luxembourg.  Hansen is a citizen of Luxembourg.

Khrenov is a Director of YEP.  Khrenov’s residence address is 6 rue du Moulin, L-7423 Dondelange, Grand Duchy of Luxembourg.  Khrenov is a citizen of Russia.

Tegin is a Director of YEP.  Tegin’s residence address is 68 Boulevard Napoleon 1er, L-2210 Strassen, Grand Duchy of Luxembourg.  Tegin is a citizen of Russia.

Wilson is the First Vice President of YEP.  Wilson’s residence address is 720 Emerson Street, Denver CO 80218.  Wilson is a citizen of the United States.

 (d) and (e)  During the last five years, neither YEP nor any of its Directors and Officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

YEP acquired the shares of Common Stock to which this Schedule 13D relates for an aggregate cash purchase price of Ten Million and no/100 Dollars ($10,000,000.00), which was paid primarily out of the working capital of YEP.  To support its acquisition of the shares, YEP borrowed Five Million and no/100 Euros (5,000,000.00 EUR) from Yamalco Investments Limited (“Yamalco”), a Cyprus limited liability company and a shareholder of YEP, pursuant to that certain Loan Agreement dated July 6, 2009 between YEP and Yamalco.  A copy of the Loan Agreement is attached as Exhibit 99.1 to this Schedule 13D.

CUSIP No. 559091307	Page 4 of 5 Pages

Item 4.  Purpose of Transaction

YEP acquired the shares of Common Stock to which this Schedule 13D relates for strategic investment purposes.

(a)  YEP has entered into a Securities Purchase Agreement, dated as of April 3, 2009, with ANS Investments, LLC and Jonah M. Meer (collectively, the “ANS Parties”), pursuant to which the ANS Parties have agreed to sell, and YEP has agreed to purchase, an additional 568,985 shares of the Company’s Common Stock for an aggregate cash purchase price of $654,332.75.  The purchase of additional shares from the ANS Parties is subject to certain closing conditions under the Securities Purchase Agreement.

In addition, YEP may in the future acquire additional securities of the Issuer or dispose of some of the Common Stock to which the Schedule 13D relates, although it has no current plans to do so.  Pursuant to the Securities Purchase Agreement between YEP and the Company, during the period of time beginning on July 9, 2009 and ending on July 9, 2010, YEP will not, without the prior written consent of the Company, directly or indirectly, in any manner acquire, or agree to acquire, other than from the Company, any beneficial interest in any equity securities of the Company, other than the shares of Common Stock to which this Schedule 13D relates (including the shares of Common Stock issuable upon exercise of the Warrant) and additional equity securities acquired from the Company.  The Company has given its prior written consent to YEP’s purchase of the ANS Shares as discussed above.

(d)  Bogachev and Wilson have been appointed to the Company’s Board of Directors, each for a term expiring at the Company’s 2011 Annual Meeting.  YEP and the Company have agreed that Bogachev will be appointed to the Audit Committee of the Board of Directors, provided that he meets the established requirements for such committee, and that Wilson will be appointed to the Compensation Committee of the Board of Directors, provided that he meets the established requirements for such committee.

YEP has no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (b), (c), (e), (f), (g), (h), (i) and (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer

YEP beneficially owns an aggregate of 13,043,478 shares of Common Stock, which represents 23.91% of the Company’s outstanding Common Stock.  Of these shares, 4,347,826 shares are shares which YEP has the right to acquire upon exercise of a Warrant.

For purposes of the above calculations, this Schedule 13D assumes that 54,543,803 shares of Common Stock are issued and outstanding.  That sum includes the 41,500,325 shares of Common Stock that were outstanding as of May 11, 2009 (as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009) and the 13,043,478 shares of Common Stock that were authorized for issuance to YEP.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

YEP has pledged 8,695,652 shares of Common Stock to which this Schedule 13D relates and its Warrant to purchase an additional 4,347,826 shares of Common Stock to which this Schedule 13D relates to SOPAK AG, a Swiss corporation, pursuant to a written pledge agreement.  The pledge agreement does not grant to the pledgee, prior to default, the power to vote or to direct the vote of the pledged shares or the power to dispose or direct the disposition of the pledged shares.  Nor does it grant the pledgee, prior to default, the power to exercise or direct the exercise of the pledged warrant.

CUSIP No. 559091307	Page 5 of 5 Pages

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between YEP and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1	Loan Agreement between Yamalco Investments Limited and Young Energy Prize S.A., dated July 6, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 19, 2009	/s/ Nikolay V. Bogachev
Nikolay V. Bogachev
Chief Executive Officer, Young Energy Prize S.A.